FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
2 January 2007
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED
By:	/s/ Stuart MacKenzie
Name Stuart MacKenzie
	Title:	Group Secretary & General Counsel

Date: 2 January 2007

Level 9, AAMI Building, 500 Queen Street
Brisbane QLD 4000 Australia
Lihir Gold Limited	(GPO Box 905, Brisbane QLD 4001 Australia)

Incorporated in Papua New Guinea	tel 617 3318 3300
ARBN 069 803 998	fax 617 3318 9203
www.lihir.com.pg

2 January 2007
The Company Announcements Office
Australian Stock Exchange
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam
Retirement of Mr John O’Reilly
As announced in the Chairman’s Review in the 2005 Annual Report, Mr John O’Reilly retired as a director of the Company on 31 December 2006. Mr O’Reilly served as the first Chief Executive Officer of the Company during construction and early production from 1995 to 1998 and for most of the period since then as a representative of Rio Tinto Ltd on the Company’s Board of Directors. Following the sale of Rio Tinto’s equity in the Company in December 2005, Mr O’Reilly was asked to stay on for a period as an independent director.
The current success of the Lihir project owes much to the early work of Mr O’Reilly. On behalf of the company, I would like to thank him for his valuable efforts.
Yours sincerely,

/s/ Ross Garnaut

Ross Garnaut
Chairman